                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001.

     or

/ /  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 for the transition period from       to
                                            -----    -----.


Commission File Number (File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             TECHTEAM GLOBAL, INC. 401 (k) RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TechTeam Global, Inc.
                             27335 W. 11 Mile Road
                              Southfield, MI 48034

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                                Table of Contents
                 Financial Statements and Supplemental Schedules

                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001




                                    CONTENTS


Report of Independent Auditors...............................................3

Financial Statements

Statements of Assets Available For Benefits..................................4
Statement of Changes in Assets Available For Benefits........................5
Notes to Financial Statements................................................6


Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)..............9
Schedule H, Line 4(j)--Schedule of Reportable Transactions..................11

Other Information:

Signatures..................................................................12
Exhibit 23.1 Consent of Independent Auditors................................13

                         Report of Independent Auditors


Plan Administrator
National TechTeam, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of the National TechTeam, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits at December 31, 2001 and 2000 and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Detroit, Michigan                                          /s/Ernst & Young, LLP
June 20, 2002

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                   Statements of Assets Available for Benefits


                                                            DECEMBER 31
                                                   -----------------------------
                                                        2001           2000
                                                   ----------------  -----------
       Assets
       Investments
           Mutual funds........................... $  6,460,752    $  6,805,537
           TechTeam common stock..................    1,771,665       1,022,863
           Participant loans......................      183,743         236,294
           Cash...................................      149,006               -
                                                   -------------   -------------
                                                   $  8,565,166    $  8,064,694
       Contributions receivable
           Participants...........................       53,544          54,119
           Employer...............................       11,096          23,370
           Excess deferrals.......................            -         (12,393)
                                                   -------------   -------------
       Net receivables............................       64,640          65,096
                                                   -------------   -------------
       Assets available for benefits.............. $  8,629,806    $  8,129,790
                                                   =============   =============

                             See accompanying notes.

             National TechTeam, Inc. 401(k) Retirement Savings Plan Statements of Changes in Assets Available for Benefits



                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ---------------
                                                                    2001
ADDITIONS:                                                     ---------------
    Contributions:
       Participants........................................    $    1,640,294
       Employer............................................           703,212
                                                               ----------------
                                                                    2,343,506

    Investment income:
       Interest and dividends..............................           125,210
                                                               ----------------
Total additions                                                     2,468,716

Deductions:
    Net depreciation in fair value of investments..........           224,801
    Benefits paid to participants..........................         1,702,486
    Transaction fees.......................................            41,413
                                                               ----------------
Total deductions...........................................         1,968,700
                                                               ----------------

Net increase...............................................           500,016
Assets available for benefits at beginning of year.........         8,129,790
                                                               ----------------
Assets available for benefits at end of year...............    $    8,629,806
                                                               ================


                            See accompanying notes.

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                        Notes to the Financial Statements
                                December 31, 2001

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant's account would become 100% vested and be distributed to each participant in accordance with distribution policies set forth in the Plan.

FEES AND EXPENSES

Transaction fees are paid by the Plan.

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                        Notes to the Financial Statements
                                December 31, 2001



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Investments are stated at fair value based on quoted market prices as of the close of business on the last day of the Plan year.

The fair value of shares owned by the Plan in the Circle Trust investment funds are based on net asset values on the last business day of the year. Circle Trust serves as the trustee. Each of the mutual funds are intended to qualify as a regulated investment company and are sponsored and distributed by Essex National Securities Inc.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

3. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's assets available for benefits are as follows:

                                                          DECEMBER 31
                                                    2001                2000
                                                --------------------------------
      CCTC Stable Value Pension Fund            $ 1,256,866         $ 1,097,530
      Fidelity Spartan US Equity Index              848,725           1,168,502
      Fundamental Investors Fund                  1,174,299           1,596,248
      Strong Opportunity Fund                     1,277,785           1,515,610
      National TechTeam Stock Fund *              1,771,665           1,022,863

*Denotes non-participant directed investments.

During 2001, the Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices:

                Mutual Funds                            $ (677,584)
                National Tech Team Stock Fund              452,783
                                                        ----------
                                                        $ (224,801)
                                                        ==========

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                        Notes to the Financial Statements
                                December 31, 2001




4. NONPARTICIPANT-DIRECTED INVESTMENT

Information about the significant components of changes in assets relating to the nonparticipant-directed investment is as follows:

                                                                  2001
                                                            -----------------
     Employer contributions                                     $   703,212
     Participant contributions                                       72,260
     Net appreciation in fair value                                 452,783
     Benefits paid to participants                                 (339,681)
     Transfers                                                     (141,059)
     Other                                                            1,287

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 3, 1993, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to receipt of this letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                             EIN 38-2774613 PLAN-001
        Schedule H, Line 4(i) -- Schedule of Assets (Held At End of Year)


                                December 31, 2001


   IDENTITY OF ISSUE,                        DESCRIPTION OF INVESTMENT                        COST                CURRENT
        BORROWER                              INCLUDING MATURITY DATE,                                             VALUE
    OR SIMILAR PARTY                        RATE OF INTEREST, COLLATERAL,
                                                PAR OR MATURITY VALUE
   American Funds                    American Balanced Fund -- 2,472.551 units                **              $     39,190
                                     American Europacific Growth Fund -- 2,692.196 units      **                    72,339
                                     Investment Company of America -- 738.719 units           **                    21,076
                                     American Funds - New Perspective Fund -- 4,177.577       **                    90,612
                                     units
   Calvert Funds                     Calvert Income Fund Class A -- 15,600.648 units          **                   260,375
*  Circle Trust                      CCTC Stable Value Pension Fund -- 105,054.388 units      **                 1,256,866
   Company Funds
   Fidelity Funds                    Fidelity Blue Chip Growth Fund -- 5,354.196 units        **                   229,909
                                     Fidelity Growth Company -- 6,838.651 units               **                   363,953
                                     Fidelity Overseas Fund -- 1,393.380 units                **                    38,206
                                     Fidelity Spartan US Equity Index -- 20,883.982           **                   848,725
                                     units
                                     Fundamental Investors Fund -- 42,779.570 units           **                 1,174,299
   Invesco Funds                     Invesco High Yield Fund -- 11,334.790 units              **                    41,372
   Janus Funds                       Janus Enterprise Fund -- 6,797.790 units                 **                   217,529
                                     Janus Investment Fund -- 10,164.502 units                **                   250,047
   Legg Mason Funds                  Legg Mason Value Fund -- 2,141.511 units                 **                   107,204
   Strong Funds                      Strong Opportunity Fund -- 32,521.879 units              **                 1,277,785
   Van Kampen Funds                  Van Kampen Emerging Growth A Fund -- 4,046.892           **                   171,265
                                     units

*  Participants                      Loans to participants at interest rates ranging       $  --                   183,743
                                     from 8% to 11%, various maturity dates

*  Cash                                                                                             --            149,006

*  National TechTeam, Inc.           National TechTeam Stock Fund                            1,769,408          1,771,665
                                                                                         --------------------------------
Total                                                                                                         $ 8,565,166
                                                                                                              ===========

* Party-in-interest.
** Cost is not required for participant-directed investments.
There were no investment assets reportable as both acquired and disposed of within the plan year.

             National TechTeam, Inc. 401(k) Retirement Savings Plan
                             EIN 38-2774613 PLAN-001
           Schedule H, Line 4(j) = Schedule of Reportable Transactions



                                                                                                           COST OF
                                                                                                          ASSET ON
    IDENTITY OF ISSUE, BORROWER                                 PURCHASE      SELLING        COST        TRANSACTION    NET GAIN
          OR SIMILAR PARTY             DESCRIPTION OF ASSET       PRICE        PRICE       OF ASSET         DATE         (LOSS)
------------------------------------- -----------------------  ------------ ------------  ------------  -------------- ------------
Category iii) A series of
transactions in excess of 5% of
Plan assets:
     *National TechTeam Inc.          National TechTeam
                                      Stock Fund
                                           Purchases           $    70,541                $    70,541   $      70,541
                                           Sales                            $   370,381   $   492,817   $     492,817  $  (122,436)


* Party-in-interest

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the National TechTeam, Inc. 401(k) Retirement Savings Plan has duly caused this annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Southfield and the State of Michigan, this 28th day of June 2002.



                                      NATIONAL TECHTEAM, INC.

                                      By:      /s/ Heidi K. Hagle
                                               -------------------------------
                                               Vice President, Human Resources

                                      Typed Name:  Heidi K. Hagle

                                 Exhibit Index

Exhibit No.                      Description
-----------                      -----------

23.1                             Consent of Independent Auditors